SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2012

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement of 2012 Interim Results, dated August 16, 2012	A-1

2.1	Announcement, dated August 16, 2012	B-1

3.1	Closure of Register of Members and Announcement in Relation to the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of 2012 Interim Dividend, dated August 16, 2012	C-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: August 16, 2012	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT OF 2012 INTERIM RESULTS

•	Operating Revenue reached RMB266.5 billion, up 6.6%
•	EBITDA of RMB123.1 billion, slightly decreased by 0.9%
•	Profit attributable to equity shareholders of RMB62.2 billion, up 1.5%
•	Total customers over 683 million, up 10.7%
•	Payment of an interim dividend of HK$1.633 per share. The Company’s planned dividend payout ratio for the full year of 2012 is 43%

CHAIRMAN’S STATEMENT

Dear Shareholders,

The first six months of 2012 brought positive momentum to the Group’s development, underpinned by the steady growth in China’s economy as well as the rapid development of the information and communications industry. At the same time, we faced a number of severe challenges including the increase in mobile penetration, intensified competition, as well as the impact of new technologies and services that are replacing traditional communications services. Against this challenging backdrop, we continued to be committed to sustainable development and implemented a strategic transformation. By accelerating the Four-Network Coordination, developing the full services and mobile Internet business, and progressing in reform and innovation, the Group achieved steady growth and maintained its leading market position and profitability.

Financial Results

In the first half of 2012, the Group’s operating revenue maintained steady growth, reaching RMB266.5 billion, up 6.6% over the same period last year. Data business sustained positive growth momentum and data services revenue reached RMB76.0 billion, up 17.3% over the same period last year, accounting for 28.5% of total operating revenue. Revenue derived from wireless data traffic, as a component of our data services revenue, achieved RMB29.2 billion, up 51.6% over the same period last year. The revenue structure of our data services was further improved. The Group continued to lead the industry in terms of profitability. Profit attributable to equity shareholders increased by 1.5% over the same period last year to RMB62.2 billion, and the margin of profit attributable to equity shareholders was 23.3%. EBITDA slightly decreased by 0.9% over the same period last year to RMB123.1 billion, with EBITDA margin reaching 46.2%. Basic earnings per share grew by 1.4% over the same period last year to RMB3.10. Underpinned by its solid capital structure, strong financial standing and strong cash flow generating capability, the Group is favourably positioned to manage risks and achieve sustainable growth.

Business Development

Amidst intense competition, the Group remains committed to its mantra of “Customers are our priority, quality service is our principle” and always stresses that quality is the lifeline for any telecommunications company. With a focus on enhancing quality, improving services and promoting innovation, the Group maintained steady business development. In the first six months of 2012, the Group continued to expand its customer base and had a net addition of 33.51 million customers, bringing the total customer base to 683 million, while the mid- to high-end customer base remained stable. Voice usage volume continued to increase, with total voice usage reaching 2,060 billion minutes, up 9.2% over the same period last year. Data business achieved rapid growth. In particular, wireless data traffic achieved strong growth and became a major driver of operating revenue growth, accounting for 11.0% of operating revenue. Revenue from applications and information services reached RMB24.6 billion, up 8.2% over the same period last year. Mobile Reading, Mobile Video, Mobile Mailbox and Mobile Gaming all recorded rapid revenue growth. Our 3G operation progressed well, reflected in the fast growing customer base. In the first half of 2012, we saw a net addition of 15.87 million 3G customers, with the total 3G customer base surpassing 67 million.

Strategic Transformation

The Group aims to deliver a world-class wireless network with broad and thorough coverage, excellent quality and high speed. By continuing to strengthen and develop our Four-Network Coordination, namely the 2G, 3G (TD-SCDMA), WLAN and TD-LTE networks, we strive to achieve the maximum overall network efficiency. Our continuous network optimization helped us solidify our leading position in 2G. We aim to offer a premium 3G network by focusing our resources on continuous coverage in large and medium cities and effective coverage in areas with heavy network traffic. Voice usage and data traffic carried by our 3G network grew by 1.9 times and nearly 2.4 times over the same period last year, respectively, with a significant increase in network utilization rate. The Group’s WLAN maintained its leadership in network capability by carefully planning and optimizing the network for greater efficiency. By the end of June 2012, WLAN access points (AP) reached 2.83 million, making WLAN an essential means of carrying data traffic. In the first half of 2012, in cooperation with our parent company, we initiated the construction of an enlarged network upon the successful completion of large scale testing of TD-LTE. In Hangzhou, we launched the featured TD-LTE services, which enjoyed a good reception among our customers. We also achieved two-way roaming between the TD-LTE network in Hangzhou and the LTE FDD network in Hong Kong. Our TD-LTE large scale testing received positive feedback from the relevant government bodies who have openly expressed their support for an expedited development of TD-LTE. TD-LTE also accelerated its pace in global adoption, with the Global TD-LTE Initiative currently enjoying the participation of 48 operators and 30 manufacturers worldwide. The TD-LTE industry continued to grow in scale with the official launch of 10 commercial networks across the world.

The Group has made significant progress towards becoming a full services provider. We have brought forward the construction of both metropolitan area networks and high-quality carrier networks, and developed our key broadband businesses with cost effectiveness in mind. By the end of June 2012, we had over 635 thousand corporate customer dedicated-lines. In the first half of 2012, revenue from the informationalization services for our corporate customers surpassed RMB10 billion. Our international network resources have grown rapidly and we continued to strengthen our international business capabilities as a whole. In addition, we are focusing our efforts on the development of Internet Data Center (IDC), Public Internet and Web Cache. With the priority of maximizing effiency and a focus on production differentiation, we are quickly building the second mover’s advantage in our full services.

Committed to our mobile Internet development strategy of building up “smart pipes, open platforms, feature services and friendly interfaces”, we did our utmost to establish a leading position in the mobile Internet sector. In the first six months of 2012, our key businesses continued to expand in scale. Mobile Market recorded over 200 million cumulative registered customers and over 800 million cumulative application downloads. Active customers of Fetion reached over 90 million. In addition, we made progress in mobile payment, and initiated in- depth cooperation with China UnionPay and Shanghai Pudong Development Bank. By launching multiple products together with a number of Internet service providers, we also continued to strengthen our overall competitiveness in the industry chain. We launched “Wireless City” portals in 321 cities nation-wide, with the customer base quickly taking shape. Our Internet of Things business continued to experience robust growth with the expansion of its application areas and scale. The number of M2M terminals increased significantly over the end of last year, signaling a vast development potential for the Internet of Things.

Reform and Innovation

In the face of a continuously evolving environment, the Group proactively adapted to the changing industrial landscape and business structure by engaging in reform and innovation. In the first six months of 2012, we benchmarked ourselves against world-class companies and determined our overall reform direction, objectives and plans.

The companies we have recently set up have focused on specialized operations. After having quickly formed its global network capabilities and capitalized on its advantages of large scale and specialized operations, our subsidiary, China Mobile International Limited, maintained steady growth by launching highly competitive products and services overseas. China Mobile Terminal continued to strengthen its influence over handset manufacturers, enhance product competitiveness and gradually strengthen its channel expansion capability. Its sales performance was good, with over 14 million TD mobile phones sold in the first half of 2012, of which smart phones accounted for nearly 70%.

Meanwhile, we have actively explored a centralized and standardized infrastructure to be shared within the Group. To further the application of cloud computing technology, centralized data centers and call centers have been built with initial success. In addition, we have been establishing organization systems, incentive mechanisms, management models and talent recruitment structures to promote organizational vitality in line with our strategic transformation in an era of mobile Internet.

Corporate Governance

Abiding by corporate governance principles of integrity, transparency, openness and high efficiency, the Company has instituted a sound governance structure and taken practical measures to ensure best corporate governance practices. In the first six months of 2012, we continued to improve our internal control and risk management. We also focused on the key issues and risks in corporate operations and management in order to strengthen our auditing and monitoring efforts in key business areas, particularly procurement, business cooperation, information security and decision making authority. The initiatives taken by the Group to improve the risk management systems will ensure that we are operating in an orderly, efficient and secure manner.

Corporate Social Responsibility

The Group attaches great importance to corporate social responsibility. The Group makes a solid contribution to society by providing an extensive and reliable network, addressing climate change and participating in various philanthropic initiatives. In the wake of several natural disasters this year, such as the torrential rains in Beijing and Hebei, and the typhoons in Guangdong and Guangxi, we acted swiftly to dispatch a total of 14,000 emergency protection vehicles and 42,000 contingency protection staff to provide emergency telecommunications service and ensure the smooth flow of mobile telecommunications, which were essential to the relief work in the affected areas. Fully committed to energy saving and emissions reduction, we furthered our “Green Action Plan” through the promotion of proven technologies and innovation in energy-saving applications to achieve sustainable development with low energy consumption. In the first six months of 2012, our power consumption per unit of telecommunications traffic decreased by 12% over the same period last year. Through our China Mobile Charity Foundation and other philanthropic activities, we contributed to helping disadvantaged groups. We continued the elementary and middle school headmaster training programs in rural areas in central and western China, the building of libraries and multimedia classrooms, and the China Mobile “Heart” Caring Campaign.

Director Resignations

On 22 March 2012, Mr. Wang Jianzhou resigned from his position as Executive Director and Chairman of the Company due to age. Madam Xin Fanfei resigned from her position as Executive Director and Vice President of the Company due to a change in job. On behalf of the Board, I take this opportunity to acknowledge the contributions of Mr. Wang and Madam Xin to the Company with the highest regard and deepest gratitude.

Awards and Recognition

Our efforts have continued to be recognized in 2012. The Group was again included in the Financial Times’ “FT Global 500”, moving up to 8th place from last year’s 16th. Our ranking also improved in Forbes Magazine’s “Global 2000” List, moving up to 31st place from last year’s 34th. The China Mobile brand was named one of the “BRANDZTM Top 100 Most Powerful Brands” by Millward Brown and Financial Times for the seventh consecutive year, ranking 10th among all companies considered and 1st among all Chinese companies. In the first half of 2012, Moody’s and Standard & Poor’s kept our corporate credit rating at Aa3/Outlook Positive and AA-/Outlook Stable respectively, equivalent to China’s sovereign credit rating.

Dividends

In view of the Group’s continued stable operating results in the first six months of 2012 and taking into consideration its long-term future development, based on the dividend payout guidance for the full year of 2012, the Board declared an interim dividend of HK$1.633 per share for the six months ended 30 June 2012.

The Board is of the view that the Company’s good profitability and strong cash flow generating capability will continue to support the future sustainable development of the Company, while providing shareholders with a favourable return.

Future Outlook

Looking forward, the fundamentals of China’s economic development continue to hold, and the information and communications industry is at a critical stage of transformation. Information and communications technologies will veer towards broadband, mobility and integration. With the increasing popularity of smart terminals, the sustained growth in demand for information and communications services will bring huge market potential, presenting the Group with a new value source. TD-LTE, as a new generation of wireless broadband technology that offers higher performance, lower cost and better utilization of spectrum, is fully supported by the Chinese government, which is actively encouraging home-grown innovation. With the development of the TD-LTE industry chain and its commercialization on an international scale, the Group will continue to gain momentum.

Constant changes continue to reshape competition among the traditional telecommunications industry and the mobile Internet industry. As mobile penetration continues to increase and growth potential in traditional mobile telecommunications is shrinking, the competition for customer value will become more fierce. The rapid development of the mobile Internet has brought new opportunities to the Group, but at the same time has also presented challenges with business replacement and value shift.

Facing both opportunities and challenges, we will fully leverage our advantages of scale in our network and customer base, brand value, operational capabilities, strong management experience and talented personnel, to further accelerate our strategic transformation and innovation. We will continue to strengthen the coordinated development of the Four Networks, and promote the operational transition from a voice model to a “voice + data traffic + applications” model, to provide service at a reasonable network cost. We aim to command a leading position in the mobile Internet industry by increasing our capabilities, pushing forward our specialized operations and actively implementing our mobile Internet strategy. We will adhere to the full services strategy centered on wireless broadband and mobile business, to quickly establish the second mover’s advantage in full services. We will focus on revitalizing our Group through centralizing management, specializing in operations, adopting market-oriented mechanisms, achieving a flat organizational structure, and standardizing procedures, all geared towards achieving sustainable growth.

Meanwhile, we will look for appropriate investment opportunities in an active but cautious manner, working to broaden our presence in the telecommunications market.

As always, we will strive to create value for our shareholders.

Xi Guohua

Chairman

16 August 2012, Hong Kong

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2012 extracted from the unaudited interim financial statements of the Group as set out in its 2012 Interim Report.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2012

(Expressed in Renminbi)

		Six months ended 30 June
		2012	2011
	Note	RMB million	RMB million

Operating revenue (Turnover)	4
Voice services		177,128	173,231
Data services		75,985	64,783
Others		13,417	12,066

		266,530	250,080

Operating expenses
Leased lines		4,208	2,295
Interconnection		12,298	11,379
Depreciation		49,652	48,361
Personnel		15,134	13,107
Selling expenses		50,765	45,976
Other operating expenses		62,180	53,976

		194,237	175,094

Profit from operations		72,293	74,986
Other net income		1,073	778
Non-operating net income		244	222
Interest income		5,916	3,563
Finance costs		(221)	(339)
Share of profit of associates		2,867	2,016
Share of profit/(loss) of jointly controlled entity		1	(2)

Profit before taxation	5	82,173	81,224
Taxation	6	(19,933)	(19,854)

PROFIT FOR THE PERIOD		62,240	61,370

Other comprehensive income for the period:
Exchange differences on translation of financial statements of overseas entities		31	(119)
Share of other comprehensive income of associates		289	(499)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		62,560	60,752

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

for the six months ended 30 June 2012

(Expressed in Renminbi)

			Six months ended 30 June
			2012		2011
	Note		RMB million		RMB million

Profit attributable to
Equity shareholders of the Company				62,202		61,283
Non-controlling interests				38		87

PROFIT FOR THE PERIOD				62,240		61,370

Total comprehensive income attributable to:
Equity shareholders of the Company				62,522		60,665
Non-controlling interests				38		87

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD				62,560		60,752

Earnings per share – Basic	8	(a)	RMB	3.10	RMB	3.05

Earnings per share – Diluted	8	(b)	RMB	3.06	RMB	3.02

EBITDA (RMB million)[1]				123,051		124,152

Details of dividends to equity shareholders of the Company are set out in note 7.

[1]

The Company defines EBITDA as profit for the period before taxation, share of profit/(loss) of jointly controlled entity, share of profit of associates, finance costs, interest income, non-operating net income, depreciation and amortization of other intangible assets.

UNAUDITED CONSOLIDATED BALANCE SHEET

as at 30 June 2012

(Expressed in Renminbi)

		As at 30 June 2012	As at 31 December 2011
	Note	RMB million	RMB million

Non-current assets
Property, plant and equipment	9	399,089	408,165
Construction in progress	9	71,866	56,235
Land lease prepayments		13,441	12,798
Goodwill		36,894	36,894
Other intangible assets		968	818
Interest in associates		45,830	43,794
Interest in jointly controlled entity		8	7
Deferred tax assets		14,699	10,913
Restricted bank deposits	10	2,210	122
Other financial assets		127	127

		585,132	569,873

Current assets
Inventories		6,426	7,944
Accounts receivable	11	11,173	9,165
Other receivables	12	11,102	19,483
Prepayments and other current assets	12	14,342	12,854
Amount due from ultimate holding company	13	89	170
Tax recoverable		—	91
Restricted bank deposits	10	33	32
Bank deposits		297,207	246,687
Cash and cash equivalents	14	96,405	86,259

		436,777	382,685

Current liabilities
Accounts payable	15	119,989	116,266
Bills payable		859	1,616
Deferred revenue		69,962	51,753
Accrued expenses and other payables		107,471	92,362
Amount due to ultimate holding company	13	48	285
Amount due to immediate holding company		33	33
Obligations under finance leases		68	68
Current taxation		9,256	10,861

		307,686	273,244

Net current assets		129,091	109,441

Total assets less current liabilities carried forward		714,223	679,314

UNAUDITED CONSOLIDATED BALANCE SHEET (CONTINUED)

as at 30 June 2012

(Expressed in Renminbi)

	Note	As at 30 June 2012 RMB million	As at 31 December 2011 RMB million

Total assets less current liabilities brought forward		714,223	679,314

Non-current liabilities
Interest-bearing borrowings	16	(28,618)	(28,617)
Deferred revenue, excluding current portion		(282)	(261)
Deferred tax liabilities		(19)	(17)

		(28,919)	(28,895)

NET ASSETS		685,304	650,419

CAPITAL AND RESERVES
Share capital	17	2,142	2,140
Reserves		681,369	646,924

Total equity attributable to equity shareholders of the Company		683,511	649,064
Non-controlling interests		1,793	1,355

TOTAL EQUITY		685,304	650,419

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2012

(Expressed in Renminbi)

	Attributable to equity shareholders of the Company
	Share capital RMB million	Share premium RMB million	Capital reserve RMB million	General reserve RMB million	Exchange reserve RMB million	PRC statutory reserves RMB million	Retained profits RMB million	Total RMB million	Non- controlling interests RMB million	Total equity RMB million

As at 1 January 2011	2,139	386,476	(291,980)	72	(1,174)	154,178	326,446	576,157	1,246	577,403
Changes in equity for the six months ended 30 June 2011:

Profit for the period	—	—	—	—	—	—	61,283	61,283	87	61,370
Other comprehensive income	—	—	(499)	—	(119)	—	—	(618)	—	(618)

Total comprehensive income for the period	—	—	(499)	—	(119)	—	61,283	60,665	87	60,752

Dividends to equity shareholders (note 7(b))	—	—	—	—	—	—	(26,718)	(26,718)	—	(26,718)
Shares issued under share option scheme	—	60	(11)	—	—	—	—	49	—	49
Transfer to PRC statutory reserves	—	—	—	—	—	8	—	8	—	8

As at 30 June 2011	2,139	386,536	(292,490)	72	(1,293)	154,186	361,011	610,161	1,333	611,494

As at 1 January 2012	2,140	386,629	(292,227)	72	(1,483)	179,236	374,697	649,064	1,355	650,419
Changes in equity for the six months ended 30 June 2012:

Profit for the period	—	—	—	—	—	—	62,202	62,202	38	62,240
Other comprehensive income	—	—	289	—	31	—	—	320	—	320

Total comprehensive income for the period	—	—	289	—	31	—	62,202	62,522	38	62,560

Dividends to equity shareholders (note 7(b))	—	—	—	—	—	—	(28,583)	(28,583)	—	(28,583)
Shares issued under share option scheme (note 17)	2	510	(13)	—	—	—	—	499	—	499
Transfer to PRC statutory reserves	—	—	—	—	—	9	—	9	—	9
Non-controlling interests of a new subsidiary	—	—	—	—	—	—	—	—	400	400

As at 30 June 2012	2,142	387,139	(291,951)	72	(1,452)	179,245	408,316	683,511	1,793	685,304

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30 June 2012

(Expressed in Renminbi)

	Six months ended 30 June
	2012 RMB million	2011 RMB million

Net cash generated from operating activities	128,810	126,177

Net cash used in investing activities	(90,899)	(68,921)

Net cash used in financing activities	(27,791)	(32,144)

Net increase in cash and cash equivalents	10,120	25,112

Cash and cash equivalents as at 1 January	86,259	87,543

Effect of changes in foreign exchange rate	26	(97)

Cash and cash equivalents as at 30 June	96,405	112,558

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Renminbi unless otherwise indicated)

1	BASIS OF PREPARATION

The interim financial report of China Mobile Limited (the “Company”) and its subsidiaries (together referred to as the “Group”) has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), including compliance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). It was authorized for issuance on 16 August 2012.

The Group’s interim financial report has been prepared in accordance with the same accounting policies adopted in the 2011 annual financial statements.

The preparation of an interim financial report in conformity with IAS/HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates.

The Group’s interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2011 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”).

The Group’s interim financial report is unaudited, but has been reviewed by the Company’s Audit Committee. The interim financial report has also been reviewed by the Company’s auditors, KPMG, in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA. KPMG’s unmodified independent review report to the board of directors is included in the interim report to be sent to shareholders.

The financial information relating to the financial year ended 31 December 2011 that is included in the interim financial report as being previously reported information does not constitute the Company’s statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2011 are available from the Company’s registered office. The auditors have expressed an unqualified opinion on those statutory financial statements in their report dated 15 March 2012.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

2	SIGNIFICANT ACCOUNTING POLICIES

The IASB has issued a number of new or revised IFRSs, which term collectively includes IASs and interpretations, that are first effective or available for early adoption for accounting periods beginning on or after 1 January 2012. The equivalent new or revised HKFRSs, which term collectively includes HKASs and Interpretations, consequently issued by HKICPA as a result of these developments have the same effective date as those issued by the IASB and are consistent with the pronouncements issued by the IASB. These developments have had no material impact on the Group’s financial statements.

The IFRSs and HKFRSs that will be effective or are available for voluntary early adoption in the annual financial statements for the year ending 31 December 2012 may be affected by the issuance of additional interpretations or other changes announced by the IASB and HKICPA subsequent to the date of issuance of the interim financial report. Therefore the policies that will be applied in the Group’s financial statements for the year ending 31 December 2012 cannot be determined with certainty at the date of issuance of the Group’s interim financial report.

3	SEGMENT REPORTING

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in mobile telecommunications and related business. No Group’s geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China (for the purpose of preparing the interim financial report, Mainland China refers to the People’s Republic of China (“PRC”) excluding the Hong Kong Special Administrative Region of the PRC (“Hong Kong”), the Macau Special Administrative Region of the PRC and Taiwan). The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

4	TURNOVER

The principal activities of the Group are the provision of mobile telecommunications and related services in Mainland China and in Hong Kong.

Following a review of the presentation of the components of revenue, the Group re-categorized the presentation of operating revenue in the consolidated statement of comprehensive income for the year ended 31 December 2011 and in the unaudited consolidated statement of comprehensive income for the six months ended 30 June 2012. The new presentation categorizes operating revenue into voice services revenue, data services revenue and other operating revenue. Voice services revenue includes revenue derived from voice usage services (including usage fees and monthly fee) and from voice value-added services that were categorized in value-added services in prior period presentation. Data services revenue is mainly derived from short message services (“SMS”), multi-media message services (“MMS”), wireless data traffic, and applications and information services. Other operating revenue mainly represents interconnection revenue.

This change in presentation has no effect on reported profit or loss, total income and expense or net assets, for any of the periods presented. The comparative figures in this interim financial report have been reclassified to conform to current period’s presentation.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

5	PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging:

	Six months ended 30 June
	2012 RMB million	2011 RMB million

Impairment loss for doubtful accounts	2,466	1,983
Amortization of other intangible assets	33	27
Operating lease charges
– land and buildings	4,404	3,838
– leased lines	4,208	2,295
– others	1,540	1,380
Contributions to defined contribution retirement plans	1,641	1,356

6	TAXATION

			Six months ended 30 June
			2012	2011
	Note		RMB million	RMB million

Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the period	(i	)	128	64
Provision for the PRC enterprise income tax on the estimated taxable profits for the period	(ii	)	23,590	22,606

			23,718	22,670

Deferred tax
Origination and reversal of temporary differences	(iii	)	(3,785)	(2,816)

			19,933	19,854

(i)	The provision for Hong Kong profits tax is calculated at 16.5% of the estimated assessable profits for the six months ended 30 June 2012 (for the six months ended 30 June 2011: 16.5%).
(ii)	The provision for the PRC enterprise income tax is based on the statutory rate of 25% on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2012 (for the six months ended 30 June 2011: 24%–25%).
(iii)	Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

7	DIVIDENDS

(a)	Dividends attributable to the period

	Six months ended 30 June
	2012	2011
	RMB million	RMB million

Ordinary interim dividend declared after the balance sheet date of HK$1.633 (equivalent to approximately RMB1.331) (2011: HK$1.580 (equivalent to approximately RMB1.314)) per share	26,758	26,370

The ordinary interim dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1=RMB0.81522, being the rate announced by the State Administration of Foreign Exchange in the PRC on 29 June 2012. As the ordinary interim dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 30 June 2012.

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2012	2011
	RMB million	RMB million

Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$1.747 (equivalent to approximately RMB1.416) (2011: HK$1.597 (equivalent to approximately RMB1.359)) per share	28,583	26,718

8	EARNINGS PER SHARE

(a)	Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2012 is based on the profit attributable to equity shareholders of the Company of RMB62,202,000,000 (for the six months ended 30 June 2011: RMB61,283,000,000) and the weighted average number of 20,081,929,283 shares (for the six months ended 30 June 2011: 20,066,270,777 shares) in issue during the six months ended 30 June 2012.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

8	EARNINGS PER SHARE (CONTINUED)

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the six months ended 30 June 2012 is based on the profit attributable to equity shareholders of the Company of RMB62,202,000,000 (for the six months ended 30 June 2011: RMB61,283,000,000), and the weighted average number of 20,334,901,906 shares (for the six months ended 30 June 2011: 20,311,324,178 shares), calculated as follows:

Weighted average number of shares (diluted)

	Six months ended 30 June
	2012 Number of shares	2011 Number of shares

Weighted average number of shares	20,081,929,283	20,066,270,777
Effect of deemed issue of ordinary shares under the Company’s share option scheme for nil consideration	252,972,623	245,053,401

Weighted average number of shares (diluted)	20,334,901,906	20,311,324,178

9	PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS

(a)	Acquisition of property, plant and equipment and construction in progress

During the six months ended 30 June 2012, the Group acquired items of property, plant and equipment and construction in progress with a cost of RMB57,829,000,000 (for the six months ended 30 June 2011: RMB61,509,000,000).

(b)	Write off of property, plant and equipment

Property, plant and equipment with a net book value of RMB1,612,000,000 were written off during the six months ended 30 June 2012 (for the six months ended 30 June 2011: RMB2,351,000,000).

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

10	RESTRICED BANK DEPOSITS

			As at 30 June 2012			As at 31 December 2011
	Note		Current assets RMB million	Non- current assets RMB million	Total RMB million	Current assets RMB million	Non- current assets RMB million	Total RMB million

Restricted bank deposits
– Statutory deposit reserves	(i	)	—	1,965	1,965	—	—	—
– Pledged bank deposits	(ii	)	33	245	278	32	122	154

			33	2,210	2,243	32	122	154

(i)	The statutory deposit reserves are deposited by China Mobile Finance Company Limited (“China Mobile Finance”) with the People’s Bank of China (“PBOC”) as required, which are not available for use in its daily operations. China Mobile Finance was established by China Mobile Communications Corporation (“CMCC”) and China Mobile Group Beijing Co., Ltd. (“Beijing Mobile”), a wholly-owned subsidiary of the Company, with equity interest of 8% and 92%, respectively. China Mobile Finance commenced its business operation in 2012.

(ii)	Pledged bank deposits are related to the performance bonds issued by banks in favor of the Communication Authority (formerly “the Telecommunications Authority”) of Hong Kong, in order to secure China Mobile Hong Kong Company Limited’s due performance of network coverage for three licenses with maturity date in 2012, 2014 and 2017, respectively.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

11	ACCOUNTS RECEIVABLE

Aging analysis of accounts receivable, net of allowance for impairment loss for doubtful accounts is as follows:

	As at 30 June 2012	As at 31 December 2011
	RMB million	RMB million

Within 30 days	7,107	5,979
31–60 days	1,642	1,447
61–90 days	993	732
Over 90 days	1,431	1,007

	11,173	9,165

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable over 90 days is mainly due to receivables arising from other telecommunications operators within normal settlement period.

Accounts receivable are expected to be recovered within one year.

12	OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS

Other receivables primarily comprise interest receivable from banks, utilities deposits, rental deposits and trust loan receivables, which are expected to be recovered within one year except for utilities deposits and rental deposits.

Trust loan receivables represent loans to other PRC state-owned entities arranged through a bank, bearing initial interest rate at 6.56% per annum, which will be adjusted in line with the increase of benchmark loan interest rate published by the PBOC, and are recoverable within one year.

Prepayments and other current assets primarily consist of rental prepayment.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

13	AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY

Amounts due from/to ultimate holding company are unsecured, interest free, repayable on demand, and arose in the ordinary course of business.

14	CASH AND CASH EQUIVALENTS

	As at 30 June 2012	As at 31 December 2011
	RMB million	RMB million

Bank deposits with original maturity within three months	10,919	23,618
Cash at banks and in hand	85,486	62,641

	96,405	86,259

15	ACCOUNTS PAYABLE

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at 30 June 2012	As at 31 December 2011
	RMB million	RMB million

Due within 1 month or on demand	100,175	95,744
Due after 1 month but within 3 months	3,772	6,984
Due after 3 months but within 6 months	6,847	5,237
Due after 6 months but within 9 months	4,380	3,736
Due after 9 months but within 12 months	4,815	4,565

	119,989	116,266

All of the accounts payable are expected to be settled within one year or are repayable on demand.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

16	INTEREST-BEARING BORROWINGS

			As at	As at
			30 June	31 December
			2012	2011
	Note		RMB million	RMB million

Bonds	(i	)	4,985	4,984
Deferred consideration payable	(ii	)	23,633	23,633

			28,618	28,617

All of the above interest-bearing borrowings are unsecured and are not expected to be settled within one year.

(i)	As at 30 June 2012, the bonds represent the balance of fifteen-year guaranteed bonds (“Fifteen-year Bonds”) issued by China Mobile Group Guangdong Co., Ltd., a subsidiary of the Company, with a principal amount of RMB5,000,000,000, at an issue price equal to the face value of the bonds. The bonds bear interest at the rate of 4.5% per annum and payable annually. The bonds, redeemable at 100% of the principal amount, will mature on 28 October 2017.

The Company has issued a joint and irrevocable guarantee (the “Guarantee”) for the performance of the bonds. CMCC, the ultimate holding company, has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

(ii)	As at 30 June 2012, the deferred consideration payable represents the balance of the deferred consideration of RMB9,976,000,000 and RMB13,657,000,000 payable to immediate holding company in respect of the acquisitions of subsidiaries in 2002 and 2004, respectively. The balances are due on 1 July 2017 and 1 July 2019, respectively.

The deferred consideration payable is unsecured and bears interest at the rate of two-year US dollar LIBOR swap rate per annum (for the six months ended 30 June 2012 and 2011: 1.123% to 1.238% per annum). The balances are subordinated to other senior debts owed by the Company from time to time. The Company may make early payment of all or part of the balances at any time before the maturity date without penalty.

17	SHARE CAPITAL

Issued and fully paid:

	Number of shares	HK$ million	Equivalent RMB million

As at 1 January 2012	20,072,065,571	2,007	2,140
Shares issued under share option scheme	26,712,974	3	2

As at 30 June 2012	20,098,778,545	2,010	2,142

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

17	SHARE CAPITAL (CONTINUED)

The outstanding options were as follows:

	Number of instruments
	As at 30 June 2012	As at 31 December 2011	Vesting conditions	Contractual life of options

Options granted to directors

– on 3 July 2002	—	7,000	50% two years from the date of grant,	10 years
			50% five years from the date of grant

– on 28 October 2004	590,175	590,175	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

– on 8 November 2005	3,135,500	3,135,500	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

Options granted to other employees*

– on 3 July 2002	276,770	25,361,299	50% two years from the date of grant,	10 years
			50% five years from the date of grant

– on 28 October 2004	116,614,565	117,896,235	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

– on 21 December 2004	475,000	475,000	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

– on 8 November 2005	268,558,164	268,897,939	40% one year from the date of grant,	10 years
			30% two years from the date of grant,
			30% three years from the date of grant

Total share options	389,650,174	416,363,148

*	The number of shares involved in the options outstanding at the beginning of the period included share options granted to Mr. WANG Jianzhou and Mr. LU Xiangdong involving a total of 2,379,000 shares. Mr. WANG Jianzhou resigned as an Executive Director and the Chairman of the Company and Mr. LU Xiangdong resigned as an Executive Director and a Vice President of the Company in March 2012.

No share options were granted to the directors of the Company or other employees of the Group or lapsed during the six months ended 30 June 2012 and 2011.

During the six months ended 30 June 2012, the directors and other employees of the Group exercised options to subscribe for 7,000 and 26,705,974 ordinary shares of the Company, respectively.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

17	SHARE CAPITAL (CONTINUED)

Details of share options exercised during the period

Grant date	Exercise price		Weighted average closing price per share of the share options exercised		Proceeds received		Number of shares involved in the options

3 July 2002	HK$	22.85	HK$	82.99	HK$	573,341,438	25,091,529

28 October 2004	HK$	22.75	HK$	83.48	HK$	29,157,993	1,281,670

8 November 2005	HK$	34.87	HK$	83.35	HK$	11,847,954	339,775

							26,712,974

18	RELATED PARTY TRANSACTIONS

(a)	Transactions with CMCC Group

The following is a summary of principal related party transactions entered into by the Group with CMCC and its subsidiaries (“CMCC Group”), for the six months ended 30 June 2012 and 2011.

		Six months ended 30 June
		2012	2011
	Note	RMB million	RMB million

Telecommunications services revenue	(i)	862	480
Telecommunications services charges	(i)	503	372
Property leasing and management services charges	(ii)	322	335
Interest paid/payable	(iii)	107	110
Interconnection revenue	(iv)	123	146
Interconnection charges	(iv)	238	224
Network assets leasing revenue	(iv)	28	21
Network assets leasing charges	(iv)	929	63
TD-SCDMA network capacity leasing charges	(v)	1,011	428
Revenue derived from cooperation of telecommunications services	(vi)	141	50
Charges for cooperation of telecommunications services	(vi)	757	288

Notes:

(i)	The amounts represent telecommunications services settlement received/receivable from or paid/payable to CMCC Group for the telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, telecommunications line maintenance services and installation, and maintenance services in respect of transmission towers.
(ii)	The amount represents the rental and property management fees paid/payable to CMCC Group in respect of business premises and offices, retail outlets and warehouses.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

18	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	Transactions with CMCC Group (Continued)

Notes: (Continued)

(iii)	The amount represents the interest paid/payable to China Mobile Hong Kong (BVI) Limited, the Company’s immediate holding company, in respect of the balance of purchase consideration for acquisitions of subsidiaries.
(iv)	The amounts represent settlement received/receivable from or paid/payable to China TieTong Telecommunications Corporation, a wholly-owned subsidiary of CMCC, in respect of interconnection settlement and network assets leasing revenue and charges.
(v)	The amount represents the leasing fees paid/payable to CMCC Group in respect of the leasing of TD-SCDMA network capacity.
(vi)	The amounts represent the services fee received/receivable from or paid/payable to CMCC Group for providing customer development services and cooperation in the provision of basic and value added telecommunications services.

(b)	Amounts due from/to CMCC Group

Amounts due from/to CMCC Group, other than amount due from/to ultimate holding company and amount due to immediate holding company, are included in the following accounts captions summarized as follows:

	As at 30 June 2012	As at 31 December 2011
	RMB million	RMB million

Accounts receivable	874	654
Other receivables	7	7
Prepayments and other current assets	5	5
Accounts payable	2,159	1,745
Accrued expenses and other payables	212	258

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

18	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Transactions with associates

The Group also has entered into transactions with its associates, over which the Group can exercise significant influence. The major transactions entered into by the Group and the associates include the bank deposits placed at Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”), the interest income received/receivable from SPD Bank, and the mobile telecommunications services provided to SPD Bank, which were carried out in the ordinary course of business.

	As at 30 June 2012	As at 31 December 2011
	RMB million	RMB million

Bank deposits	21,209	17,320

		Six months ended 30 June
		2012	2011
	Note	RMB million	RMB million

Interest income	(i)	359	40
Mobile telecommunications services fees	(ii)	23	17

Notes:

(i)	Interest income represents interest earned from deposits placed with SPD Bank. The applicable interest rate is determined in accordance with the benchmark interest rate published by PBOC.
(ii)	The amount represents the mobile telecommunications services fees received/receivable from SPD Bank.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

18	RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organisation (collectively referred to as “government-related entities”).

Apart from transactions with CMCC Group (note 18(a)) and associates (note 18(c)), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following:

•	rendering and receiving telecommunications services, including interconnection revenue/charges

•	purchasing of goods, including use of public utilities

•	placing of bank deposits

•	providing trust loans (note 12)

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products in accordance with rules and regulations stipulated by related authorities of the PRC Government, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

19	COMMITMENTS

(a)	Capital commitments

The Group had capital commitments as follows:

	As at 30 June 2012 RMB million	As at 31 December 2011 RMB million

Commitments in respect of land and buildings
– authorized and contracted for	5,419	4,772
– authorized but not contracted for	25,730	34,089

	31,149	38,861

Commitments in respect of telecommunications equipment
– authorized and contracted for	17,200	17,754
– authorized but not contracted for	65,409	85,108

	82,609	102,862

Total commitments
– authorized and contracted for	22,619	22,526
– authorized but not contracted for	91,139	119,197

	113,758	141,723

(b)	Operating lease commitments

The total future minimum lease payments under non-cancellable operating leases are payable as follows:

	Land and buildings RMB million	Leased lines RMB million	Others RMB million	Total RMB million

As at 30 June 2012:
Within one year	6,112	2,168	586	8,866
After one year but within five years	13,052	3,005	437	16,494
After five years	4,085	809	47	4,941

	23,249	5,982	1,070	30,301

As at 31 December 2011:
Within one year	6,090	1,718	838	8,646
After one year but within five years	12,993	2,368	560	15,921
After five years	4,050	574	92	4,716

	23,133	4,660	1,490	29,283

NOTES TO THE UNAUDITED INTERIM FINANCIAL REPORT (CONTINUED)

(Expressed in Renminbi unless otherwise indicated)

20	POST BALANCE SHEET EVENT

After the balance sheet date the directors declared an ordinary interim dividend. Further details are disclosed in note 7(a).

21	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDING 31 DECEMBER 2012

Up to the date of issue of the interim financial report, the IASB/HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the accounting period ending 31 December 2012 and which have not been adopted in the interim financial report.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for accounting periods beginning on or after

Amendments to IAS/HKAS 1, Presentation of Financial Statements	1 July 2012
IFRS/HKFRS 10, Consolidated Financial Statements	1 January 2013
IFRS/HKFRS 11, Joint Arrangements	1 January 2013
IFRS/HKFRS 12, Disclosure of Interests in Other Entities	1 January 2013
IFRS/HKFRS 13, Fair Value Measurement	1 January 2013
IAS/HKAS 27, Separate Financial Statements	1 January 2013
IAS/HKAS 28, Investments in Associates and Joint Ventures	1 January 2013
Revised IAS/HKAS 19, Employee Benefits	1 January 2013
Annual Improvements to IFRSs/HKFRSs 2009–2011 Cycle	1 January 2013
Amendments to IAS/HKAS 32, Financial Instruments: Presentation	1 January 2014
IFRS/HKFRS 9, Financial Instruments	1 January 2015

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations are expected to be in the period of initial application. So far the Group has concluded that while the adoption of them may result in new or amended disclosures, it is unlikely to have a significant impact on the Group’s results of operations and financial position.

22	COMPARATIVE FIGURES

Certain comparative figures have been adjusted to conform to current period’s presentation.

DISCUSSION OF SELECTED ITEMS IN THE INTERIM RESULTS

1.	Capital expenditure

In the first half of 2012, the Group conducted scientific planning of its short-term and medium to long-term investments through comprehensive consideration of its business development, network evolution and the need for reserves of resources in order to support the development of its voice business, data traffic business and mobile Internet business effectively. The Group’s capital expenditure for the first half of 2012 was RMB58.8 billion, representing 22.1% of operating revenue, and was mainly used for the construction of its mobile telecommunications networks, transmission, business development, support systems and infrastructure buildings. The capital expenditure was primarily financed by cash flow generated from operations. The Group endeavored to strengthen the investment synergy with its parent company and promote the development of Four-Network Coordination. While maintaining its leading position in the 2G network, the Group leveraged TD-SCDMA network which served as a bridge between past and future developments, effectively developed WLAN and proactively promoted and extended the TD-LTE scale trail. The Group is committed to pursuing rational investment, promoting centralized construction and evaluating the cost-effectiveness of capital investment, and enhancing its low-cost and highly-efficient operations in order to achieve favorable investment returns.

2.	Operating expense

In the first half of 2012, while facing various challenges including the increasing mobile penetration rate and intensifying market competition, the Group adhered to the cost-effective resource allocation principle of “forward-looking planning, effective resource allocation, rational investment and refined management” and continued to appropriately increase investments in sales and marketing, customer retention, network optimization and support system in order to sustain its stable business development. Adhering to our mantra of “Customers are our priority, quality service is our principle”, the Group was engaged in rational competition and continued to strengthen its core competitiveness in respect of network, business and services. The Group’s operating expenses for the first half of 2012 totaled RMB194.2 billion, representing an increase of 10.9% over the same period last year and accounted for 72.9% of the operating revenue. In order to achieve optimal cost-effectiveness, the Group continued to push forward the centralization, standardization, informatization and specialization of management, continuously strengthened its refined management, optimized cost structure and enhanced managerial efficiency.

3.	Strong cash flow and sound capital structure

The favorable growth in business operations and revenue, refined cost control measures, highly-efficient capital expenditure management and the continuous effect of economies of scale continued to generate strong cash flow for the Group. Free cash flow (net cash generated from operating activities after deduction of capital expenditure incurred) of the Group was RMB70.0 billion for the six months ended 30 June 2012. As of 30 June 2012, the Group’s total cash and bank balances were RMB395.9 billion, of which 99.1%, 0.2% and 0.7% were denominated in RMB, U.S. dollar and Hong Kong dollar, respectively.

As of 30 June 2012, the Group’s debt to capitalization ratio (with capitalization representing the sum of total debt and total shareholders’ equity value) was approximately 4.1%, and the short-term and long-term borrowings of the Group totaled RMB29.5 billion. The financial position of the Group continued to remain at a sound level. Of the total borrowings,

20.0% was in RMB (consisting principally of RMB bonds), and 80.0% was in U.S. dollar (consisting principally of the balances of the deferred consideration for the acquisitions of the eight and the ten provincial telecommunications operators). Approximately 80.2% of the Group’s borrowings were made at floating interest rates. The effective average interest rate of borrowings of the Group was 1.54% in the first half of 2012.

The Group will continue to pursue prudent financial principles, adhere to efficient financial risk management, strive to maintain a robust cash generating capability and capability to preserve and increase value, adopt rational resource allocation, maintain a sound debt profile and level of indebtedness, and reinforce and develop favorable economic benefits in order to continuously generate returns for its shareholders.

4.	Personnel expense

The Group continued to strengthen its highly-efficient personnel management and incentive mechanism, adhere to the people-oriented principle and achieve breakthroughs in system innovation. Through its forward-looking planning, the Group optimized its organizational structure, established a team of talented personnel, enhanced its managerial efficiency and organization ability, and consolidated its competitive advantage in human resources. In order to support its sound business development, the Group further expanded the workforce in different business areas which resulted in an increased number of employees. As at 30 June 2012, the total number of employees of the Group was approximately 181,000. Personnel expenses for the first half of 2012 were RMB15.1 billion, representing 5.7% of the operating revenue.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2012, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial report matters, including the review of the unaudited interim report for the six months ended 30 June 2012.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the six months ended 30 June 2012 (before and after the revision to the Corporate Governance Code came into effect on 1 April 2012), the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules, as amended. All directors have confirmed, following enquiry by the Company, that they had complied with the required standard set out in the Model Code throughout the period from 1 January 2012 to 30 June 2012.

CLOSURE OF REGISTER OF MEMBERS

The Board declared an interim dividend for the six months ended 30 June 2012 of HK$1.633 per share (before withholding and payment of PRC enterprise income tax) (the “2012 Interim Dividend”) to the shareholders of the Company.

The register of members of the Company will be closed from Monday, 10 September 2012 to Wednesday, 12 September 2012 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2012 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 7 September 2012. The 2012 Interim Dividend will be paid on or about Friday, 28 September 2012 to those shareholders on the register of members on Wednesday, 12 September 2012 (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2012 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10% enterprise income tax on the distribution of the 2012 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2012 Interim Dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2012 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the People’s Republic of China (the “PRC”) or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Friday, 7 September 2012.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

The 2012 Interim Report will be despatched to shareholders as well as made available on the HKExnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at http://www.chinamobileltd.com.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT

The Company has entered into preliminary discussions with Anhui USTC in respect of potential subscription by the Company (or one of its subsidiaries) of new shares in Anhui USTC on a non-public offering basis and certain strategic cooperation with Anhui USTC. As of the date of this announcement, the Company has not entered into any agreement with respect to the proposed transaction or implemented the proposed transaction and the proposed transaction does not involve acquisition of a control stake in Anhui USTC. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

China Mobile Limited (the “Company”) hereby announces that it has entered into preliminary discussions with ANHUI USTC IFLYTEK Co. Ltd (“Anhui USTC”), a company listed on the Shenzhen Stock Exchange, in respect of potential subscription by the Company (or one of its subsidiaries) of new shares in Anhui USTC on a non-public offering basis and certain strategic cooperation with Anhui USTC. As of the date of this announcement, the Company has not entered into any agreement with respect to the proposed transaction or implemented the proposed transaction and the proposed transaction does not involve acquisition of a control stake in Anhui USTC. The Company will provide appropriate updates to its shareholders and investors as and when such are required by the Hong Kong Listing Rules.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 16 August 2012

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

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Exhibit 3.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

CLOSURE OF REGISTER OF MEMBERS

AND

ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND

PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT

ENTERPRISES IN RESPECT OF 2012 INTERIM DIVIDEND

Reference is made to the 2012 interim results announcement of China Mobile Limited (the “Company”) published on 16 August 2012. The board of directors of the Company (the “Board”) declared an interim dividend for the six months ended 30 June 2012 of HK$1.633 per share (before withholding and payment of PRC enterprise income tax) (the “2012 Interim Dividend”) to the shareholders of the Company.

Notice is hereby given that the register of members of the Company will be closed from Monday, 10 September 2012 to Wednesday, 12 September 2012 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2012 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 7 September 2012. The 2012 Interim Dividend will be paid on or about Friday, 28 September 2012 to those shareholders on the register of members on Wednesday, 12 September 2012 (the “Record Date”). This announcement constitutes a notice pursuant to section 99 of the Companies Ordinance (Chapter 32 of Laws of Hong Kong).

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Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10% enterprise income tax on the distribution of the 2012 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2012 Interim Dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2012 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Friday, 7 September 2012.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 16 August 2012

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Xi Guohua, Mr. Li Yue, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors.

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